UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 333-234147

DIGINEX LIMITED

(Translation of Registrant’s Name into English)

35/F Two International

Finance Street, Central

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 11, 2021, Diginex Limited (the “Company”) issued a press release announcing that the Company had entered into definitive agreements with certain institutional investors to raise capital through a private placement of its equity securities.

A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated January 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer

Date: January 11, 2021